UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: CBRE Clarion MLP Select Income Opportunities Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

201 King of Prussia Road, Suite 600, Radnor, Pennsylvania 19087

Telephone Number (including area code): (610) 995-2500

Name and address of agent for service of process:

William E. Zitelli, 201 King of Prussia Road, Suite 600, Radnor, Pennsylvania 19087

With copies to:

Monica L. Parry, Bingham McCutchen LLP, 2020 K Street NW, Washington, DC 20006-1806.

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

[X]  Yes          [  ]  No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Radnor and state of Pennsylvania on the 14th day of March 2014.

CBRE CLARION MLP SELECT INCOME OPPORTUNITIES FUND

/s/William E. Zitelli
Name: William E. Zitelli
Title: Initial Trustee

Attest:

/s/ Johanna E. Fryling
Name: Johanna E. Fryling
Title: Executive Assistant